UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 13F

FORM 13F COVER PAGE

Report for the Calendar Year or Quarter Ended: March 31, 2011

Check here if Amendment [ ]; Amendment Number:

This Amendment (Check only one):   [ ] is a restatement.
                                          [ ] adds new holdings entries.

Institutional Investment Manager:

Name: United Fire & Casualty Company
Address: 118 Second Avenue SE
                               Cedar Rapids IA 52401

Form 13F File Number: 28-6427

The institutional investment manager filing this report and the person by whom
it is signed hereby represent that the person signing the report is authorized to
submit it, that all information contained herein is true, correct and complete,
and that it is understood that all required items, statements, schedules, lists, and
tables, are considered integral parts of this form.

Person Signing this Report on Behalf of the Reporting Manager:

Name: Kevin W. Helbing
Title: Controller
Phone: 319 286-2533

Signature, Place and Date of Signing:

/s/ Kevin W. Helbing   Cedar Rapids,   IA   5/11/2011
Kevin W. Helbing

Report Type (Check only one.):

[X] 13F HOLDINGS REPORT. (Check here if all holdings of this reporting
manager are reported in this report.)

[ ] 13F NOTICE. (Check here if no holdings reported are in this report,
and all holdings are reported by other reporting manager(s).)

[ ] 13F COMBINATION REPORT. (Check here if a portion of the holdings for
this reporting manager are reported in this report and a portion are
reported by other reporting manager(s).)

FORM 13F SUMMARY PAGE

Report Summary:

Number of Other Included Managers: 0

Form 13F Information Table Entry Total: 100

Form 13F Information Table Value Total: $ 161,598 (in thousands)

List of Other Included Managers: NONE

FORM 13F INFORMATION TABLE

NAME OF ISSUER	TITLE OF CLASS	CUSIP	VALUE (x $1000)	SHARES/ PRN AMT	SH/ PRN	PUT/ CALL	INVSTMNT DSCRETN	OTHER MANAGERS	------VOTING AUTHORITY----- SOLE	SHARED	NONE
AT&T Inc	Common	00206R-10-2	3,112	101,660	SH		Sole		101,660		
Abbott Laboratories	Common	002824-10-0	11,036	225,000	SH		Sole		225,000		
Agilysys Inc	Common	00847J-10-5	1,212	211,187	SH		Sole		211,187		
Alliant Energy Corporation	Common	018802-10-8	4,757	122,200	SH		Sole		122,200		
Altera Corp	Common	021441-10-0	220	5,000	SH		Sole		5,000		
American Strategic Inc	Common	030099-10-5	230	50,840	SH		Sole		50,840		
Amerisourcebergen Corp	Common	03073E-10-5	237	6,000	SH		Sole		6,000		
BCE Inc	Common	05534B-76-0	539	14,823	SH		Sole		14,823		
BRE Properties Inc	Common	05564E-10-6	849	18,000	SH		Sole		18,000		
Bank of America Corporation	Common	060505-10-4	1,866	140,000	SH		Sole		140,000		
Becton Dickinson and Co	Common	075887-10-9	159	2,000	SH		Sole		2,000		
Bed Bath & Beyond Inc	Common	075896-10-0	290	6,000	SH		Sole		6,000		
Bemis Company Inc	Common	081437-10-5	1,030	31,400	SH		Sole		31,400		
Boeing Company	Common	097023-10-5	5,545	75,000	SH		Sole		75,000		
CF Industral Inc Holdings	Common	125269-10-0	417	3,046	SH		Sole		3,046		
CIT Group Inc	Common	125581-80-1	2,343	55,065	SH		Sole		55,065		
Campbell Soup Co	Common	134429-10-9	331	10,000	SH		Sole		10,000		
Cincinnati Financial Corp	Common	172062-10-1	10,502	320,276	SH		Sole		320,276		
Coca-Cola Co/The	Common	191216-10-0	265	4,000	SH		Sole		4,000		
Colgate-Palmolive Co	Common	194162-10-3	323	4,000	SH		Sole		4,000		
ConocoPhillips	Common	20825C-10-4	803	10,059	SH		Sole		10,059		
Consolidated Edison Inc	Common	209115-10-4	76	1,500	SH		Sole		1,500		
Cummins Inc	Common	231021-10-6	8,439	76,980	SH		Sole		76,980		
Danaher Corp	Common	235851-10-2	208	4,000	SH		Sole		4,000		
Dean Foods Company	Common	242370-10-4	80	8,000	SH		Sole		8,000		
Deere & Company	Common	244199-10-5	1,938	20,000	SH		Sole		20,000		
Dollar Tree Inc	Common	256746-10-8	167	3,000	SH		Sole		3,000		
Dow Chemical Company	Common	260543-10-3	6,418	170,000	SH		Sole		170,000		
Duke Energy Corporation	Common	26441C-10-5	2,690	148,192	SH		Sole		148,192		
Emerson Electric Co	Common	291011-10-4	736	12,600	SH		Sole		12,600		
Express Scripts Inc	Common	302182-10-0	222	4,000	SH		Sole		4,000		
Exxon Mobil Corporation	Common	30231G-10-2	3,365	40,000	SH		Sole		40,000		
Factset Research Systems Inc	Common	303075-10-5	314	3,000	SH		Sole		3,000		
Federal-Mogul Corporation	Common	313549-40-4	958	38,457	SH		Sole		38,457		
Fidelity National Information	Common	31620M-10-6	319	9,758	SH		Sole		9,758		
Fidelity NationalFinancial Inc	Common	31620R-10-5	314	22,201	SH		Sole		22,201		
Frontier Communications Corp	Common	35906A-10-8	110	13,439	SH		Sole		13,439		
Arthur J Gallagher & Co	Common	363576-10-9	314	10,321	SH		Sole		10,321		
General Dynamics Corp	Common	369550-10-8	383	5,000	SH		Sole		5,000		
General Electric Company	Common	369604-10-3	5,514	275,000	SH		Sole		275,000		
GenOn Energy Inc	Common	37244E-10-7	306	80,347	SH		Sole		80,347		
Gildan Activewear Inc	Common	375916-10-3	49	1,500	SH		Sole		1,500		
H J Heinz Company	Common	423074-10-3	2,197	45,000	SH		Sole		45,000		
Honeywell International Inc	Common	438516-10-6	2,269	38,000	SH		Sole		38,000		
Hospira Inc	Common	441060-10-0	883	16,000	SH		Sole		16,000		
ITT Corp	Common	450911-10-2	150	2,500	SH		Sole		2,500		
Intel Corporation	Common	458140-10-0	1,211	60,000	SH		Sole		60,000		
Intl Business Machines Corp	Common	459200-10-1	489	3,000	SH		Sole		3,000		
JPMorgan Chase & Co	Common	46625H-10-0	2,662	57,736	SH		Sole		57,736		
Jacobs Engineering Group Inc	Common	469814-10-7	51	1,000	SH		Sole		1,000		
Johnson & Johnson	Common	478160-10-4	2,252	38,000	SH		Sole		38,000		
Jos A Bank Clothiers Inc	Common	480838-10-1	76	1,500	SH		Sole		1,500		
Linear Technology Corp	Common	535678-10-6	135	4,000	SH		Sole		4,000		
Lowes Cos Inc	Common	548661-10-7	449	17,000	SH		Sole		17,000		
Mccormick & Co-Non Vtg Shrs	Common	579780-20-6	96	2,000	SH		Sole		2,000		
McDonalds Corp	Common	580135-10-1	380	5,000	SH		Sole		5,000		
Medtronic Inc	Common	585055-10-6	984	25,000	SH		Sole		25,000		
Merck & Co Inc	Common	58933Y-10-5	190	5,767	SH		Sole		5,767		
Metlife Inc	Common	59156R-10-8	81	1,800	SH		Sole		1,800		
National Presto Inds Inc	Common	637215-10-4	113	1,000	SH		Sole		1,000		
Newell Rubbermaid Inc	Common	651229-10-6	876	45,766	SH		Sole		45,766		
Nicor Inc	Common	654086-10-7	2,148	40,000	SH		Sole		40,000		
Nike Inc -Cl B	Common	654106-10-3	227	3,000	SH		Sole		3,000		
Novellus Systems Inc	Common	670008-10-1	186	5,000	SH		Sole		5,000		
Old Republic International Cor	Common	680223-10-4	3,232	254,690	SH		Sole		254,690		
Omnicom Group	Common	681919-10-6	147	3,000	SH		Sole		3,000		
Oracle Corp	Common	68389X-10-5	234	7,000	SH		Sole		7,000		
PepsiCo Inc	Common	713448-10-8	1,481	23,000	SH		Sole		23,000		
Pfizer Inc	Common	717081-10-3	812	40,000	SH		Sole		40,000		
Piper Jaffray Cos	Common	724078-10-0	345	8,329	SH		Sole		8,329		
Plains All Amer Pipeline Lp	Common	726503-10-5	191	3,000	SH		Sole		3,000		
Procter & Gamble Company	Common	742718-10-9	4,682	76,000	SH		Sole		76,000		
Progress Energy Inc	Common	743263-10-5	883	19,131	SH		Sole		19,131		
Progress Energy Inc CVO	Common	743263-AA-3	-	15,000	SH		Sole		15,000		
QCR Holdings Inc	Common	74727A-10-4	699	83,181	SH		Sole		83,181		
Roomstore Inc	Common	77638R-10-8	4	6,549	SH		Sole		6,549		
Royal Dutch Shell ADR	Common	780259-20-6	2,914	40,000	SH		Sole		40,000		
Schlumberger Limited	Common	806857-10-8	2,798	30,000	SH		Sole		30,000		
JM Smucker Co/The	Common	832696-40-5	286	4,000	SH		Sole		4,000		
Spectra Energy Corporation	Common	847560-10-9	2,558	94,096	SH		Sole		94,096		
Stryker Corp	Common	863667-10-1	365	6,000	SH		Sole		6,000		
Teva Pharmaceutical Industries Ltd	Common	881624-20-9	90	1,802	SH		Sole		1,802		
Texas Instruments Inc	Common	882508-10-4	173	5,000	SH		Sole		5,000		
Tractor Supply Company	Common	892356-10-6	239	4,000	SH		Sole		4,000		

Treehouse Foods Inc	Common	89469A-10-4	549	9,652	SH	Sole	9,652
U S Bancorp	Common	902973-30-4	18,633	704,984	SH	Sole	704,984
Union Pacific Corp	Common	907818-10-8	246	2,500	SH	Sole	2,500
United Continental Holdings Inc	Common	910047-10-9	1	51	SH	Sole	51
VF Corp	Common	918204-10-8	296	3,000	SH	Sole	3,000
Varian Medical Systems Inc	Common	92220P-10-5	68	1,000	SH	Sole	1,000
Vectren Corporation	Common	92240G-10-1	725	26,658	SH	Sole	26,658
Verizon Communications Inc	Common	92343V-10-4	2.158	55,997	SH	Sole	55,997
Wal-Mart Stores Inc	Common	931142-10-3	182	3,500	SH	Sole	3,500
Walgreen Co	Common	931422-10-9	401	10,000	SH	Sole	10,000
Waste Management Inc	Common	94106L-10-9	75	2,000	SH	Sole	2,000
Wells Fargo & Company	Common	949746-10-1	8.089	255,086	SH	Sole	255,086
Windstream Corporation	Common	97381W-10-4	167	12,942	SH	Sole	12,942
Wintrust Financial Corporation	Common	97650W-10-8	8,472	230,523	SH	Sole	230,523
Xcel Energy, Inc.	Common	98389B-10-0	2,150	90,000	SH	Sole	90,000
Montpelier Re Holdings Ltd	Common	G62185-10-6	162	9,189	SH	Sole	9,189

Report Summary	Data Records 100	161,598	0 other managers on whose behalf report is filed